July 9, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Max A. Webb

Re:	WABCO Holdings Inc.
Registration Statement on Form 10 (File No. 001-33332)

Dear Mr. Webb:

WABCO Holdings Inc. (the “Company”) respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-33332), be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:00 a.m. on July 11, 2007, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours,

WABCO HOLDINGS INC.

By:	/s/ Ulrich Michel
Name: Ulrich Michel
Title: Chief Financial Officer